Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Counsel and Independent Registered Public Accounting Firm” in the Statement of Additional Information of State Street Institutional U.S. Government Money Market Fund, included in Post-Effective Amendment No. 232 to the Registration Statement (Form N-1A, No. 333-30810) of State Street Institutional Investment Trust, and to the incorporation by reference of our report, dated February 26, 2016, with respect to the financial statements of State Street Institutional U.S. Government Money Market Fund, included in the Annual Report of State Street Institutional Investment Trust for the year ended December 31, 2015.

/s/ Ernst & Young LLP

Boston, Massachusetts

November 22, 2016